



E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME

(In thousands, except per share amounts)

	Year Ended December 31,		
	2006	**2005**	**2004**
Revenue:			
Operating interest income	$ 2,774,679	$ 1,650,264	$ 1,145,597
Operating interest expense	(1,374,647)	(779,164)	(510,455)
Net operating interest income	1,400,032	871,100	635,142
Provision for loan losses	(44,970)	(54,016)	(38,121)
Net operating interest income after provision for loan losses	1,355,062	817,084	597,021
Commission	625,265	458,834	431,638
Service charges and fees	137,441	135,314	97,575
Principal transactions	110,235	99,336	126,893
Gain on sales of loans and securities, net	55,986	98,858	140,718
Other revenue	136,332	94,419	89,077
Total non-interest income	1,065,259	886,761	885,901
Total net revenue	2,420,321	1,703,845	1,482,922
Expense excluding interest:			
Compensation and benefits	469,202	380,803	350,440
Clearing and servicing	253,040	189,736	162,354
Advertising and market development	119,782	105,935	62,155
Communications	110,346	82,485	69,674
Professional services	96,947	77,416	69,014
Depreciation and amortization	73,845	74,981	77,892
Occupancy and equipment	85,568	69,089	69,572
Amortization of other intangibles	46,220	43,765	19,443
Facility restructuring and other exit activities	28,537	(30,017)	15,688
Other	136,042	59,860	90,891
Total expense excluding interest	1,419,529	1,054,053	987,123
Income before other income (expense), income taxes, minority interest, discontinued operations and cumulative effect of accounting change	1,000,792	649,792	495,799
Other income (expense):			
Corporate interest income	8,433	11,043	6,692
Corporate interest expense	(152,496)	(73,956)	(47,525)
Gain on sales and impairment of investments	70,796	83,144	128,111
Loss on early extinguishment of debt	(1,179)	-	(22,972)
Equity in income of investments and venture funds	2,451	6,103	4,382
Total other income (expense)	(71,995)	26,334	68,688
Income before income taxes, minority interest, discontinued operations and cumulative effect of accounting change	928,797	676,126	564,487
Income tax expense	301,983	229,823	181,764
Minority interest in subsidiaries	-	65	893
Net income from continuing operations	$ 626,814	$ 446,238	$ 381,830

See accompanying notes to consolidated financial statements





E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME-(Continued)
(In thousands, except per share amounts)

	Year Ended December 31,		
	2006	**2005**	**2004**
Discontinued operations, net of tax:			
Loss from discontinued operations	$ (721)	$ (21,495)	$ (32,755)
Gain on disposal of discontinued operations	2,766	4,023	31,408
Gain (loss) from discontinued operations, net of tax	2,045	(17,472)	(1,347)
Cumulative effect of accounting change, net of tax	-	1,646	-
Net income	$ 628,859	$ 430,412	$ 380,483
Basic earnings per share from continuing operations	$ 1.49	$ 1.20	$ 1.04
Basic earnings (loss) per share from discontinued operations	0.00	(0.04)	(0.00)
Basic earnings per share from cumulative effect of accounting change	-	0.00	-
Basic net earnings per share	$ 1.49	$ 1.16	$ 1.04
Diluted earnings per share from continuing operations	$ 1.44	$ 1.16	$ 0.99
Diluted earnings (loss) per share from discontinued operations	0.00	(0.04)	(0.00)
Diluted earnings per share from cumulative effect of accounting change	-	0.00	-
Diluted net earnings per share	$ 1.44	$ 1.12	$ 0.99
Shares used in computation of per share data:			
Basic	421,127	371,468	366,586
Diluted	436,357	384,630	405,389

See accompanying notes to consolidated financial statements




E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In thousands, except share amounts)

		December 31, 2006		December 31, 2005
ASSETS				
Cash and equivalents	$	1,212,234	$	844,188
Cash and investments required to be segregated under Federal or other regulations		281,622		610,174
Trading securities		178,600		146,657
Available-for-sale mortgage-backed and investment securities (includes securities pledged to creditors with the right to sell or repledge of $11,087,961 and $11,792,684 at December 31, 2006 and 2005, respectively)		13,921,983		12,763,438
Loans held-for-sale		283,496		87,371
Brokerage receivables, net		7,636,352		7,174,175
Loans receivable, net (net of allowance for loan losses of $67,628 and $63,286 at December 31, 2006 and 2005, respectively)		26,372,697		19,424,895
Property and equipment, net		318,389		299,256
Goodwill		2,072,920		2,003,456
Other intangibles, net		471,933		532,108
Other assets		989,077		681,968
Total assets	$	53,739,303	$	44,567,686
LIABILITIES AND SHAREHOLDERS' EQUITY				
Liabilities:				
Deposits	$	24,071,012	$	15,948,015
Securities sold under agreements to repurchase		9,792,422		11,101,542
Brokerage payables		7,824,704		7,342,208
Other borrowings		5,323,962		4,206,996
Senior notes		1,401,592		1,401,947
Mandatory convertible notes		440,577		435,589
Convertible subordinated notes		-		185,165
Accounts payable, accrued and other liabilities		688,664		546,664
Total liabilities		49,542,933		41,168,126
Shareholders' equity:				
Common stock, $0.01 par value, shares authorized: 600,000,000; shares issued and outstanding: 426,304,136 and 416,582,164 at December 31, 2006 and 2005, respectively		4,263		4,166
Additional paid-in capital ("APIC")		3,184,290		2,990,676
Retained earnings		1,209,289		580,430
Accumulated other comprehensive loss		(201,472)		(175,712)
Total shareholders' equity		4,196,370		3,399,560
Total liabilities and shareholders' equity	$	53,739,303	$	44,567,686

See accompanying notes to consolidated financial statements

 

E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands)

	Year Ended December 31,		
	2006	**2005**	**2004**
Net income	$ 628,859	$ 430,412	$ 380,483
Other comprehensive loss			
Available-for-sale securities:			
Unrealized gains, net	172	12,946	71,488
Less impact of realized gains (transferred out of accumulated other comprehensive income) and included in net income, net	(80,387)	(77,858)	(127,236)
Net change from available-for-sale securities	(80,215)	(64,912)	(55,748)
Cash flow hedging instruments:			
Unrealized gains (losses), net	36,409	7,032	(51,137)
Amortization of losses into operating interest expense related to de-designated cash flow hedges deferred in accumulated other comprehensive income, net	6,578	40,155	56,873
Net change from cash flow hedging instruments	42,987	47,187	5,736
Foreign currency translation gains (losses)	11,468	(16,788)	(1,210)
Other comprehensive loss	(25,760)	(34,513)	(51,222)
Comprehensive income	$ 603,099	$ 395,899	$ 329,261

See accompanying notes to consolidated financial statements





E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
(In thousands)

	Shares Exchangeable into Common Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2003	1,386	$ 14	366,636	$ 3,666	$ 2,235,056	$ (230,465)	$ (89,977)	$ 1,918,294
Net income	-	-	-	-	-	380,483	-	380,483
Other comprehensive loss	-	-	-	-	-	-	(51,222)	(51,222)
Exercise of stock options and purchase plans, including tax benefit	-	-	6,757	68	57,686	-	-	57,754
Employee stock purchase plan	-	-	1,443	14	8,640	-	-	8,654
Repurchases of common stock	-	-	(13,664)	(137)	(175,639)	-	-	(175,776)
Issuance of restricted stock	-	-	908	9	91	-	-	100
Cancellation of restricted stock	-	-	(113)	(1)	1	-	-	-
Shares issued upon debt conversion	-	-	7,438	74	79,889	-	-	79,963
Amortization of deferred stock compensation, net of cancellations and retirements	-	-	(25)	-	4,329	-	-	4,329
Conversion of Exchangeable Shares to common stock	(83)	(1)	83	1	-	-	-	-
Other	-	-	161	2	5,621	-	-	5,623
Balance, December 31, 2004	1,303	$ 13	369,624	$ 3,696	$ 2,215,674	$ 150,018	$ (141,199)	$ 2,228,202
Net income	-	-	-	-	-	430,412	-	430,412
Cumulative effect of accounting change	-	-	-	-	(2,777)	-	-	(2,777)
Other comprehensive loss	-	-	-	-	-	-	(34,513)	(34,513)
Exercise of stock options and purchase plans, including tax benefit	-	-	7,779	78	77,657	-	-	77,735
Issuance of common stock upon exercise of forward contract	-	-	-	-	14,479	-	-	14,479
Employee stock purchase plan	-	-	902	9	8,377	-	-	8,386
Repurchases of common stock	-	-	(4,548)	(45)	(58,170)	-	-	(58,215)
Issuance of common stock upon acquisition	-	-	1,632	17	26,634	-	-	26,651
Issuance of common stock BrownCo Financing	-	-	39,722	397	691,385	-	-	691,782
Issuance of restricted stock	-	-	830	8	(8)	-	-	-
Cancellation of restricted stock	-	-	(516)	(5)	5	-	-	-
Amortization of deferred stock compensation prior to adoptions of SFAS No. 123(R), net of cancellations and retirements	-	-	(46)	(1)	1,265	-	-	1,264
Amortization of deferred stock compensation to APIC under SFAS No. 123(R)	-	-	-	-	16,276	-	-	16,276
Conversion of Exchangeable Shares to common stock	(1,303)	(13)	1,303	13	-	-	-	-
Other	-	-	(100)	(1)	(121)	-	-	(122)
Balance, December 31, 2005	-	$ -	416,582	$ 4,166	$ 2,990,676	$ 580,430	$ (175,712)	$ 3,399,560

See accompanying notes to consolidated financial statements





E*TRADE FINANCIAL

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E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY-(Continued)

(In thousands)

	Shares Exchangeable into Common Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
	Shares	Amount	Shares	Amount				
Balance, December 31, 2005	-	$ -	416,582	$ 4,166	$ 2,990,676	$ 580,430	$ (175,712)	$ 3,399,560
Net income	-	-	-	-	-	628,859	-	628,859
Other comprehensive loss	-	-	-	-	-	-	(25,760)	(25,760)
Exercise of stock options and purchase plans, including tax benefit	-	-	5,931	60	82,824	-	-	82,884
Issuance of common stock upon conversion of 6% convertible debt	-	-	7,772	78	183,333	-	-	183,411
Issuance of common stock upon acquisition	-	-	847	8	19,742	-	-	19,750
Repurchases of common stock	-	-	(5,267)	(53)	(122,548)	-	-	(122,601)
Issuance of restricted stock	-	-	640	6	(6)	-	-	-
Cancellation of restricted stock	-	-	(103)	(1)	1	-	-	-
Retirement of restricted stock to pay taxes	-	-	(98)	(1)	(2,364)	-	-	(2,365)
Amortization of deferred stock compensation to APIC under SFAS No. 123(R)	-	-	-	-	32,584	-	-	32,584
Other	-	-	-	-	48	-	-	48
Balance, December 31, 2006	-	$ -	426,304	$ 4,263	$ 3,184,290	$ 1,209,289	$ (201,472)	$ 4,196,370

See accompanying notes to consolidated financial statements




E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2006	**2005**	**2004**
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 628,859	$ 430,412	$ 380,483
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of accounting change, net of tax	-	(1,646)	-
Provision for loan losses	44,970	54,016	38,121
Depreciation and amortization (including discount amortization and accretion)	286,841	362,965	398,297
Gain on sales and impairment of investments	(125,953)	(174,798)	(257,465)
Loss (gain) on disposition of assets	-	1,342	(57,451)
Gain on sale of Consumer Finance Corporation	-	(46,099)	-
Minority interest in subsidiaries and equity in income of investments and venture funds	(2,451)	(6,289)	(4,469)
Non-cash facility restructuring costs and other exit activities	20,712	6,528	15,029
Stock-based compensation	32,635	18,253	4,654
Tax benefit from tax deductions in excess of compensation expense	(30,166)	(24,530)	(22,441)
Other	11,650	(8,474)	11,503
Net effect of changes in assets and liabilities:			
Decrease in cash and investments required to be segregated under Federal or other regulations	356,394	518,021	936,492
Increase in brokerage receivables	(430,401)	(953,391)	(713,656)
Increase (decrease) in brokerage payables	441,784	339,132	(117,567)
Proceeds from sales, repayments and maturities of loans held-for-sale	1,506,896	7,182,775	6,857,431
Purchases of loans held-for-sale	(1,836,108)	(3,717,745)	(6,063,974)
Proceeds from sales, repayments and maturities of trading securities	1,943,977	3,779,503	9,354,027
Purchases of trading securities	(1,978,828)	(6,751,698)	(9,122,071)
Increase in other assets	(168,365)	(37,878)	(94,199)
Increase (decrease) in accounts payable, accrued and other liabilities	194,957	(108,610)	63,786
Facility restructuring liabilities	(16,325)	(5,053)	(11,564)
Net cash provided by operating activities	$ 881,078	$ 856,736	$ 1,594,966

See accompanying notes to consolidated financial statements





E*TRADE FINANCIAL

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E*TRADE FINANCIAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS-(Continued)

(In thousands)

	Year Ended December 31,		
CASH FLOWS FROM INVESTING ACTIVITIES:	**2006**	**2005**	**2004**
Purchases of available-for-sale mortgage-backed and investment securities	$ (15,416,233)	$ (14,320,762)	$ (20,733,706)
Proceeds from sales, maturities of and principal payments on available-for-sale mortgage-backed and investment securities	14,181,506	14,059,538	18,014,996
Net increase in loans receivable	(6,969,132)	(7,887,040)	(3,487,941)
Purchases of property and equipment	(109,493)	(79,014)	(108,887)
Proceeds from sale of property and equipment	-	-	5,957
Cash used in business acquisitions, net(1)(2)	(806)	(2,218,932)	(19,025)
Net cash flow from derivatives hedging assets	(64,600)	(34,696)	(33,354)
Proceeds from sales of discontinued businesses	3,470	56,902	106,868
Other	(46,744)	19,376	1,613
Net cash used in investing activities	(8,422,032)	(10,404,628)	(6,253,479)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase (decrease) in deposits	8,095,971	3,668,914	(202,544)
Advances from other long-term borrowings	5,978,100	19,638,000	7,064,500
Payments on advances from other long-term borrowings	(4,969,100)	(17,267,000)	(6,472,753)
Net increase (decrease) in securities sold under agreements to repurchase	(1,317,025)	1,181,832	4,603,641
Net increase (decrease) in other borrowed funds	26,469	(12,151)	(64,215)
Payments for redemption of convertible notes	(1,754)	-	(428,902)
Proceeds from issuance of senior notes	-	992,064	394,000
Proceeds from issuance of mandatory convertible notes	-	436,500	-
Proceeds from issuance of common stock from employee stock transactions	52,718	61,351	43,974
Proceeds from issuance of common stock upon acquisitions	-	691,783	-
Tax benefit from tax deductions in excess of compensation expense recognition	30,166	24,530	22,441
Repurchases of common stock	(122,601)	(58,215)	(175,776)
Proceeds from issuance of subordinated debentures and trust preferred securities	79,900	50,000	75,630
Payments on trust preferred securities	-	-	(23,375)
Net cash flow from derivative hedging liabilities	56,156	45,056	(159,591)
Other	-	(490)	25
Net cash provided by financing activities	7,909,000	9,452,174	4,677,055
INCREASE (DECREASE) IN CASH AND EQUIVALENTS	368,046	(95,718)	18,542
CASH AND EQUIVALENTS, Beginning of period	844,188	939,906	921,364
CASH AND EQUIVALENTS, End of period	$ 1,212,234	$ 844,188	$ 939,906
SUPPLEMENTAL DISCLOSURES:			
Cash paid for interest	$ 1,348,636	$ 723,718	$ 437,714
Cash paid for income taxes	$ 151,851	$ 206,494	$ 101,309
Non-cash investing and financing activities:			
Transfers from loans to other real estate owned and repossessed assets	$ 56,476	$ 50,191	$ 47,080
Reclassification of loans held-for-sale to loans held-for-investment	$ 202,269	$ 178,347	$ -
Issuance of common stock to retire debentures	$ 183,411	$ -	$ 79,963

(1) In 2006, cash used in business acquisitions was related to the BrownCo purchase price true-up based on the final acquisition balance sheet and acquisition of RAA.

(2) In 2006, we acquired a small thrift for $2.1 million. Along with the acquisition we received $17.8 million in cash and cash equivalents.

See accompanying notes to consolidated financial statements




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XBRL report	etfc-20061231.xml
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